EXHIBIT 99.6
TOTAL
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TOTAL S.A.
Capital 5 926 006 207,50 euros
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First gas from K5F Netherlands field using innovative subsea technology
Paris, September 10, 2008 — Total announces today the production of first gas from the K5F field, part of its gas development project in the K5a block of the Dutch Continental Shelf, located approximately 115 kilometres northwest of Den Helder on the Dutch Coast.
K5F will be the first project in the world to use all-electrically activated subsea equipment (“Christmas Trees”) as opposed to hydraulically operated standard technology. This step change in subsea technology will bring increased system reliability and enhanced environmental performance. Furthermore it will add to Total’s capability of bringing new production from deepwater fields, including frontier areas of the North Sea where Total continues its strategy of investment in exploration and production.
Total is the operator of the K5F field, with its partners E.B.N, Dyas B.V., Goal Petroleum (Netherlands) B.V. and Lundin Netherlands B.V.
Production began on September 6, 2008, and the field is currently producing approximately 45 million standard cubic feet of gas per day. Production is expected to ramp up to 90 million standard cubic feet of gas per day in the coming months.
The development phase included the completion of two subsea wells, and the installation of a 10 kilometre long, 20 cm diameter subsea pipeline which is connected to the existing K6N satellite platform. After treatment, the gas is transported onshore to Uithuizen (Groningen) through the NoordGasTransport pipeline.
The K5F development, together with the recent Goal acquisition strengthens the position of Total E&P Nederland B.V. as a major player in the Dutch gas exploration and production industry.
Total Exploration and Production in the Netherlands
Total E&P Nederland B.V. has been involved in the exploration and production of natural gas in the Netherlands and the North Sea Continental Shelf since 1964. Its operated production is about 100,000 barrels of oil equivalent per day, while its own production share amounts to 44,000 barrels of oil equivalent per day.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com